

06012959

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altai Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2950 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/2/06

AR/S
12-31-05

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2005

	2005 $	2004 $
ASSETS		
Current		
Cash	79,258	51,173
Marketable securities (Note 3)	16,463	32,018
Accounts receivable	1,167	379
Prepaid expenses	1,500	–
	98,388	83,570
Note receivable (Note 4)	546,903	546,903
Investment in subsidiaries (Note 5)	597,086	615,740
Interests in mining properties (Note 6)	1,009,946	1,011,499
Natural gas interests (Note 7)	1,484,529	1,434,505
Investment in technology project (Note 8)	1	1
Capital assets (Note 9)	1,280	–
Total Assets	3,738,133	3,692,218
LIABILITIES		
Current		
Accounts payable	6,018	12,698
Loan from officer (Note 12)	–	35,000
Current portion of consulting charge payable (Note 12)	35,100	35,100
	41,118	82,798
Consulting charge payable (Note 12)	105,300	140,400
	146,418	223,198
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	9,348,336	9,279,232
Contributed surplus (Note 10)	95,950	69,950
Deficit	(5,852,571)	(5,880,162)
	3,591,715	3,469,020
Total liabilities and shareholders' equity	3,738,133	3,692,218

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

"Niyazi Kacira"
President and CEO, Director

"K. Sethu Raman"
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, DEFICIT AND CONTRIBUTED SURPLUS
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005 $	2004 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	4,340	4,647
Gain on sale of marketable securities	56,416	–
	60,756	4,647
Expenses		
Administrative expenses	46,859	233,253
Stock-based compensation cost (Note 10)	32,000	14,400
Abandonment and write off	–	710
Prospecting and general	534	396
Amortization	427	–
	79,820	248,759
Net loss before share of net earnings of equity investment	(19,064)	(244,112)
Share of net earnings of equity investment	17,759	25,661
Net loss before income taxes	(1,305)	(244,112)
Future income tax recoverable (Note 14)	28,896	25,661
Net income (loss)	27,591	(218,451)
Net income (loss) per share – basic and fully diluted (Note 11)	0.001	(0.009)
CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,880,162)	(5,594,161)
Restatement of stock-based compensation cost (Note 10)	–	(67,550)
Restated balance, beginning of year	(5,880,162)	(5,661,711)
Net income (loss)	27,591	(218,451)
Balance, end of year	(5,852,571)	(5,880,162)
CONSOLIDATED CONTRIBUTED SURPLUS		
Balance, beginning of year	69,950	–
Restatement of stock-based compensation cost (Note 10)	–	67,550
Restated balance, beginning of year	69,950	67,550
Stock-based compensation cost (Note 9)	32,000	14,400
Stock-based compensation value of options exercised (Note 10)	(6,000)	(12,000)
Balance, end of year	95,950	69,950

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005 $	2004 $
Operating activities		
Net loss	27,591	(218,451)
Items not affecting cash		
Share of net earnings of equity investment	(17,759)	(25,661)
Stock-based compensation cost	32,000	14,400
Abandonment and write off	–	710
Amortization	427	–
Gain on sale of marketable securities	(56,416)	–
Decrease (increase) in accounts receivable	(788)	1,238
Increase in prepaid expenses	(1,500)	–
Increase (decrease) in loan from officer	(35,000)	35,000
Decrease in accounts payable	(6,679)	(26,276)
Increase (decrease) in consulting charge payable	(35,100)	175,500
Cash used in operating activities	(93,224)	(43,540)
Investing activities		
Deferred exploration expenditures	1,553	(4,999)
Proceeds on sale of marketable securities	71,971	–
Natural gas interests	(50,024)	9,740
Investment in subsidiaries	36,412	39,059
Purchase of capital assets	(1,707)	–
Cash provided by investing activities	58,205	43,800
Financing activities		
Issue of shares	92,000	24,000
Tax benefits renounced – flow-through shares	(28,896)	–
Cash provided by financing activities	63,104	24,000
Change in cash	28,085	24,260
Cash, beginning of year	51,173	26,913
Cash, end of year	79,258	51,173

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities

Marketable securities are carried at the lower of cost and market value.

(c) Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

(d) Interests in mining properties

Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(e) Natural gas interests

Natural gas interests are stated at cost and include expenditures for carrying and retaining undeveloped properties.

(f) Flow-through Shares

In March 2004, the Emerging Issues Committee ("EIC") of the CICA issued EIC-416 "Flow-through Shares" which is effective for all flow-through share issues subsequent to March 19, 2004. The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The future income tax liability must be recognized, and the shareholder's equity reduced, on the date that the Company renounces the tax credits associated with the expenditures.

(g) Impairment of long-lived assets

CICA Handbook Section 3063 "Impairment of Long-Lived Assets" requires the Company to assess the impairment of long-lived assets, which consist primarily of resource properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, the adoption of CICA Handbook Section 3063 has no impact on results of operations previously and currently presented.

(h) Asset retirement obligations

CICA Handbook Section 3110 "Asset Retirement Obligations" requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual changes to earnings over the estimated life of the property. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of its properties.

(i) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Computer equipment – over 3 years

(j) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(k) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;

ii) all other assets and liabilities at historical rates; and

iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(l) Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

(m) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(n) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(o) Stock-based compensation cost

CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

(p) Consolidation of variables interest entities

The CICA issued AcG-15 "Consolidation of Variables Interest Entities" provides guidance for applying the principles of Section 1590 "Subsidiaries" to certain special purpose entities. This pronouncement did not have any impact on the Company's consolidated financial statements.

3. Marketable securities

The marketable securities on hand at December 31, 2005 had a market value of $101,825 (2004–$161,028).

4. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. The note plus total interest is capped at three times of the note principal, and that was reached in 2003. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew" and formerly Crew Development Corporation), through its wholly owned subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2005 and to date, Crew has not yet put the property into production.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2005 and to date, the MPSA application has not yet been approved.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed earnings (losses) since inception.

	2005	2004
	$	$
40% equity shares and investment expenses	887,640	924,053
Share of net earnings (losses) to date	(290,555)	(308,314)
	597,085	615,739

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

6. Interests in mining properties

	Balance, Beginning of Year	Expenditure	Grant	Balance, End of Year
	$	$	$	$
Malartic Township, Quebec				
Property	283,711	–	–	283,711
Expenditure	727,788	–	1,553[1]	726,235
	1,011,499	–	1,553[1]	1,009,946

[1] A grant from the Quebec Government.

Mining properties description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

7. Natural gas interests

	Balance, Beginning of Year	Expenditure	Grant And Option	Balance, End of Year
	$	$	$	$
Sorel-Trois Rivieres property, Quebec (formerly known as Lac St. Pierre and Sorel properties)	1,434,505	111,741	61,717[1]	1,484,529

[1] The amount includes a grant from the Quebec Government of $8,217.

a) ***Natural gas properties description:***

Sorel-Trois Rivieres natural gas property, Quebec
In 2005, the Company grouped the Lac St. Pierre and Sorel properties together as the Sorel-Trois Rivieres property.

At the beginning of 2005 the Company owned a 53.5% working interest in the seven oil and gas permits covering 123,155 hectares (304,316 acres) in the Sorel area of Quebec.

As at December 31, 2005 this working interest was 54.12%. The project partner, Petro St-Pierre Inc. ("PSP"), had 45.88% working interest at December 31, 2005. Mengold Resources Inc. ("Mengold" and formerly known as Menora Resources Inc.) holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

b) In July 2005 the Company and PSP have signed an agreement with Talisman Energy Canada ("Talisman") for a portion of their oil and gas permits in the Sorel-Trois Rivieres property. The agreement involves four permits and a fraction of a fifth one aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands").

   Talisman may earn a 100% equity interest in any permit by drilling one well in that permit. Talisman has committed to drilling one well, while the other wells are optional. The option extends to April 2010. The Company and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the earned Farmout Lands. As at December 31, 2005 and to date, Talisman has not yet earned equity interest in any of the Farmout permits.

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

9. Capital assets

			2005	2004
	Cost	Accumulated Amortization	Net	Net
	$	$	$	$
Computer equipment	1,707	427	1,280	–

10. Share capital and options

Share Capital

Authorized
An unlimited number of common shares of no par value.

Issued	No. of shares	Amount $
Issued at December 31, 2004	24,133,554	9,279,232
Issued for cash in 2005		
– private placement flow-through shares	800,000	80,000
– exercise of stock options	120,000	12,000
Tax benefits renounced – flow-through	–	(28,896)
Stock-based compensation value of options exercised in 2005	–	6,000
Issued at December 31, 2005	25,053,554	9,348,336

At December 31, 2005, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2005, there were 850,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2004:

	Options outstanding	
	Number of shares	Weighted average exercise price $
Balance at December 31, 2004	1,343,000	0.107
Granted	200,000	0.150
Exercised	(120,000)	0.100
Cancelled	(550,000)	0.103
Balance at December 31, 2005	873,000	0.121

The following table summarizes outstanding share options at December 31, 2005:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		$
463,000	–	463,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
200,000	–	200,000	June 17, 2009	0.140
200,000	–	200,000	August 17, 2010	0.150
873,000	–	873,000		0.121

b) **Accounting for stock-based compensation cost**

Since 2004, the Company has adopted retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" which requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

In 2005, the Company recognized stock-based compensation cost of $32,000 related to 200,000 vested option shares granted to a director and an officer with a fair value of $0.16 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 5 years, a risk-free interest rate of 4.25%, a volatility of 263.64% and a dividend yield of 0%.

11. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2005 $	2004 $
Numerator		
Net income (loss) for the year – basic and diluted	27,591	(218,451)
Denominator		
Weighted average number of shares – basic	24,850,047	24,065,275
Effect of dilutive shares		
Stock options	873,000	–
Weighted average number of shares – diluted	25,723,047	24,065,275
Basic and diluted net income (loss) per share	0.001	(0.009)[1]

[1] Due to the loss in 2004, no diluted net loss per share is provided as the inclusion of outstanding stock options would be anti-dilutive.

12. Related party transactions

a) The non-interest bearing loan of $35,000 made in 2004 by an officer of the Company and repayable on demand by the officer had been repaid in 2005.

b) Consulting services were provided by two officers. Fees for such services amounted to $23,613 (2004 – $184,005). These fees have been allocated to administrative expenses ($2,909) and resource properties ($20,704).

c) The first instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an ex-officer of the Company (who had been reappointed an officer of the Company on June 16, 2005) per agreement signed in 2004, had been paid in 2005.

d) The contingent liability of the Company to an officer for consulting fees of approximately $450,000 resulted from voluntary reductions from consulting fees payable to July 31, 2004 in accordance with the terms of the consulting agreement had been cancelled with the officer's renunciation of the said claim in 2005.

13. Office rental lease

The Company has a 3 year office gross rental lease from September 2004 to August 2007.

The expected future lease payments by year are:-

	$
2006	18,000
2007	12,000
	30,000

14. Income taxes

Future income taxes reflect the net effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is 1 future income tax liability and 2 future income tax assets as follows:

	2005	2004
	$	$
Future income tax liability		
Renounced expenditures on flow-through shares	28,900	–
Future income tax assets		
Non-capital losses carried forward	186,750	215,275
Canadian development, exploration and oil and gas expenditures	394,225	404,900
	580,975	620,175
Valuation allowance for future income tax assets	552,075	620,175
Future income tax assets	28,900	–
Net future income tax liability and assets	–	–

The Company provided a valuation allowance equal to the future tax assets (except for the amount of the non-capital losses equal to offset the future income tax liability in accordance with CICA Handbook EIC-146) because it is not presently more likely than not that they will be realized. The Company's actual loss for income tax purposes for each of the years ended is made up as follows:

	2005	2004
	$	$
Statutory rate	36.12%	36.12%
Loss before income taxes	(1,305)	(218,451)
Abandonment and write off	–	710
Stock-based compensation cost	32,000	14,400
Amortization per statements	427	–
Share of income of subsidiary	(17,759)	(25,661)
Non-taxed capital gain	(28,208)	–
Renounced expenditures on flow-through shares	80.000	–
Utilization of non-capital losses	(80,000)	–
Loss for tax purposes	(14,845)	(229,002)

The Company has non-capital loss carry forwards of approximately $517,000 (2004 - $596,000) and tax pools of approximately $1,091,000 (2004 - $1,121,000) available to reduce future years' income for tax purposes. Only the benefit up to the amount of renunciated expenditures on flow-through shares has been recorded in these financial statements.

Income tax losses by year of expiry:

	$
2006	27,000
2007	73,000
2008	67,000
2009	37,000
2010	69,000
2014	229,000
2015	15,000
	517,000

Bolton & Bolton
Chartered Accountants
25 Oakcrest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and contributed surplus and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
March 8, 2006

"Bolton & Bolton"
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated March 8, 2006 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
March 8, 2006

"Bolton & Bolton"
Chartered Accountants

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Wednesday, the 14th day of June, 2006 at Prime Minister's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements and the report of the auditors for the financial year ended December 31, 2005;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4. To consider such other matters as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS



Maria Au
Secretary-Treasurer
April 18, 2006

NOTES:

1. Your vote is important regardless of the number of Altai Resources Inc. common shares you own. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

2. Only shareholders of record at the close of business on the record date, April 18, 2006, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9

Tel: (416) 383-1328 Fax: (416) 383-1686

Email: altai@arex.com Website: http://www.altairesources.com

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at April 7, 2006.

MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual General Meeting of the Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") to be held on Wednesday, the 14th day of June, 2006, at Prime Minister's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

VOTING SHARES

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at April 7, 2006, there were 25,056,554 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, April 18, 2006, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the proxy form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to the registered office of the Corporation.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to the registered office of the Corporation at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDERS THEREOF

To the best knowledge of the directors and officers of the Corporation, there is one person beneficially owning, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation. As at April 7, 2006, Niyazi Kacira, President and CEO of the Corporation, beneficially/directly owns 4,800,402 common shares, representing approximately 19.2% of the issued and outstanding shares of the Corporation.

ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors.

Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the four nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the persons named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated for election as directors, their province of residence, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of April 7, 2006.

Name, Municipality and Province of Residence and Position	Principal Occupation or employment	Director Since	Altai Shares
NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC * Toronto, Ontario – President & CEO and Director	President & CEO of Altai Resources Inc.	2/05/1987	4,800,402
K. SETHU RAMAN, Ph.D., FGAC * Toronto, Ontario – Director	President of Holmer Gold Mines Inc. Director of Lake Shore Gold Corporation	9/04/2001	2,000
REJEAN PAUL, P.Eng., Geoph. * Montreal, Quebec – Director	Owner and President of Geophysics GPR International Inc.("GPR"), Montreal, Quebec [(1)]; President of Petro St-Pierre Inc. ("PSP"), Montreal, Quebec – July 2001 to present. [(2)]	6/18/2004	1,000,000 [(1)]
WILLIAM DENNING, MA * Toronto, Ontario – Director	Senior Economist, Ministry of Finance, Government of Ontario	6/18/2004	3,000

* MEMBER OF THE AUDIT COMMITTEE

(1) GPR has been, from time to time, a technical service contractor to the Corporation in its Sorel-Trois Rivieres natural gas property (also refer to [(2)]). GPR owns 1,000,000 common shares of Altai Resources Inc. representing approximately 4.0% of the issued and outstanding shares of the Corporation as at April 7, 2006.

(2) PSP, a private company, is the joint venture partner of the Corporation in the Sorel-Trois Rivieres natural gas property. Mr. Paul owns approximately 20% of the shares of PSP.

The information concerning the principal occupation/employment and the number of shares owned has been furnished by the respective nominees who are all Canadian citizens.

Of the above four nominees, three are currently outside (non-management) directors of the Corporation. Each of the persons named in the above table was elected a director of the Corporation by vote of shareholders at the annual general meeting held on June 16, 2005.

CORPORATE GOVERNANCE PRACTICES

GENERAL

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). The Board has not, in the past, instituted a formal approach to its corporate governance practices, due to its size and stage of development. As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

THE DIRECTORS

The proposed board of directors consists of four directors, including one officer of the Corporation, and three outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

During the most recently completed fiscal year, the Board held eight meetings. All members of the board who are nominated for re-election, except K. Sethu Raman and Rejean Paul (who have attended 37.5 percent and 62.5 percent of the meetings respectively), have attended at least 75 percent of the meetings of the board during their capacity as directors of the Corporation.

ORIENTATION AND CONTINUING EDUCATION

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board and committees;
2. publicly filed documents of the Corporation; and
3. access to management.

Board members are encouraged to communicate with management to keep themselves current with industry trends and development and changes in legislation with management's assistance.

ETHICAL BUSINESS CONDUCT

Given the relatively small size of the Corporation, the Board believes that through the fiduciary duties placed on individual directors by the Corporation's corporate governance practice and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which a director has an interest have been sufficient to ensure that the Board operates independently of management, in the best interest of the Corporation and reflects a culture of integrity and ethical business conduct. The Corporation has not adopted a Code of Ethics.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (the "Instrument") relating to the composition and function of audit committees requires all affected issuers, including the Corporation, to have a written audit committee charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the shareholders of the Corporation for the purpose of electing directors to the Board of the Corporation.

The Audit Committee Charter

The Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the audit committee (the "Committee") in the oversight of the financial reporting process of the Corporation. Nothing in the Charter is intended to restrict the ability of the Board or the Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time. The full text of the Charter is found at Schedule "A".

Composition of the Audit Committee

The current members of the Committee are Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning. Except Niyazi Kacira, all other members are considered independent. All are financially literate. "Independent" and "financially literate" have the meaning used in the Instrument.

Audit Committee Oversight

At no time during the most recently completed fiscal year was a recommendation of the Committee to nominate or compensate the external auditors (currently, Bolton and Bolton) not adopted by the Board.

Reliance on Certain Exemptions

In the most recently completed fiscal year, the Corporation has not relied on the exemptions in sections 2.4 or 8 of the Instrument. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of the Instrument, in whole or in part.

Pre-Approval and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Board, and where applicable by the Committee, on a case by case basis.

External Auditors Service Fees (By Category)

The aggregate fees charged to the Corporation by the external auditors in each of the last two fiscal years is as follows:

	Financial Year End 2004	Financial Year End 2005
	$	$
Audit fees for the year ended	4,800	5,100
Audit related fees	–	–
Tax fees – preparation of corporate tax returns	750	250 (Estimate)
All other fees (non-tax)	–	–
Total fees:	5,550	5,350

Exemption

In respect of the most recently completed fiscal year, the Corporation is relying upon the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

RESPONSE TO SHAREHOLDERS COMMENTS AND CONCERNS

Management is available to shareholders to receive feedback and to respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices and to make changes as deemed appropriate.

EXECUTIVE COMPENSATION

The Corporation has two executive officers. The Corporation paid a total of $23,613 cash compensation to the executive officers during the financial year ended December 31, 2005.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Niyazi Kacira	2005	–	–	12,000	–	–	–	–
President & CEO	2004	–	–	4,000	–	–	–	–
	2003	–	–	24,000	–	–	–	–
Maria Au Secretary-Treasurer	2005	–	–	11,613	100,000 [(1)]	–	–	–

(1) Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the 2002 Stock Option Plan.

OPTION GRANTS TO OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

Name	Securities Under Options Granted (#)	% of Total Options Granted to Officers/ Employees in 2005	Exercise Price ($Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date of Options
Maria Au	100,000	100	0.15	0.15	August 17, 2010

AGGREGATE OPTIONS EXERCISED BY OFFICERS IN THE FINANCIAL YEAR ENDED DECEMBER 31, 2005 AND OPTION VALUE

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) [(1)]		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) [(2)]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Niyazi Kacira	120,000	Nil	221,500	Nil	11,075	Nil

(1) At December 31, 2005 and as director of the Corporation, Niyazi Kacira has 221,500 (at $0.10/share expiring August 18, 2007) unexercised exercisable shares option.

(2) The difference between the closing price of Altai common shares on the TSX Venture Exchange on December 31, 2005 ($0.15) and the exercise price of any in-the-money unexercised options to acquire Altai common shares.

COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2005.

OPTION GRANTS TO DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

Name of Director	Securities under Options Granted (#)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date of Options
K. Sethu Raman	100,000	0.15	0.15	August 17, 2010

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2005 there was no indebtedness to the Corporation by any director and officer.

APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Bolton & Bolton, Chartered Accountants, 25 Oakcrest Avenue, Unionville, Ontario, as auditors of the Corporation and for the authorization of the directors to fix the remuneration of the auditors. Bolton & Bolton were first appointed auditors of the Corporation on December 31, 1991.

RECEIPT OF 2005 AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's audited consolidated financial statements for the financial year ended December 31, 2005 and the related Management's Discussion and Analysis (MD&A) have been forwarded to those shareholders who have requested them through the "Financial Statements Request – 2005" which was sent to shareholders with the meeting materials for the Corporation's annual general meeting held in 2005. Summary of such financial statements and the full MD&A are enclosed with these Meeting Materials for your information. If any shareholder has questions respecting such financial statements, the questions may be brought forward at the meeting.

If you are interested in the full text of the 2005 financial statements, it is available on our website at www.altairesources.com or at www.sedar.com, or you can write to the Corporation at its office address to request a copy.

OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.



Maria Au
Secretary-Treasurer

April 18, 2006

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

A. NAME

There shall be a committee of the board of directors (the "Board") of Altai Resources Inc. (the "Corporation") known as the Audit Committee (the "Committee").

B. PURPOSE OF AUDIT COMMITTEE

The Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

1. the Corporation's external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;
2. the Corporation's accounting and financial reporting requirements;
3. the Corporation's reporting of financial information to the public;
4. the Corporation's compliance with law and regulatory requirements;
5. the Corporation's risks and risk management policies;
6. the Corporation's system of internal controls and management information systems; and
7. such other functions as are delegated to it by the Board.

Specifically, with respect to the Corporation's external audit function, the Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation's financial statements; the independent auditors' qualifications; and the performance of the Corporation's independent auditors.

C. MEMBERSHIP

The Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy which occurs in the Committee at any time. Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

Financially Literate: Each member shall be financially literate or must become financially literate within a reasonable period of time after his appointment to the Committee. For these purposes, an individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

D. CHAIR AND SECRETARY

The Chair of the Committee shall be designated by the Board. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Corporation shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present. A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

E. MEETINGS

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings as circumstances require provided that the Committee will meet at least once in every fiscal quarter.

F. AUTHORITY

The Committee shall have the authority to:

1. engage independent counsel and other advisors as it determines necessary to carry out its duties,
2. set and pay the compensation for any advisors employed by the Committee,
3. communicate directly with the internal and external auditors; and
4. recommend the amendment or approval of audited and interim financial statements to the Board.

G. RESPONSIBILITIES

1. The Committee shall be responsible for making the following recommendations to the Board:

a) the external auditors to be nominated for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation; and
b) the compensation of the external auditors.

2. The Committee shall be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditors;
b) reviewing with management and the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;
c) reviewing with management and the external auditors regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
d) reviewing audited annual financial statements, in conjunction with the report of the external auditors, and obtain an explanation from management of all significant variances between comparative reporting periods;
e) reviewing interim unaudited financial statements before release to the public;

f) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual information form and management's discussion and analysis;
g) reviewing the evaluation of internal controls by the external auditors, together with management's response;
h) reviewing the terms of reference of the internal auditor, if any;
i) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and
j) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

4. When there is to be a change of auditors, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditors called for under National Policy 31, and the planned steps for an orderly transition.

5. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditors.

6. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

8. The responsibilities outlined in this Charter are not intended to be exhaustive. The Committee should consider any additional areas which may require oversight when discharging their responsibilities.

9. The Committee shall review and reassess the adequacy of the Committee's Charter on an annual basis.

05ammic

To Our Shareholders

For the first time since my involvement with this Company (1988) we did not print an annual report this year. The highlights of the past one year are summarized in the 2005 Management Discussion and Analysis which is sent with these annual meeting materials. Details of our properties and other information on the Company are available on our website at www.altairesources.com.

In July 2005 our Company and its joint-venture partner in the Sorel-Trois Rivieres natural gas property (formerly known as Lac St-Pierre and Sorel properties) signed an option agreement with Talisman Energy Canada of Calgary, Alberta on four ("Farmout Lands" – 183,500 acres) of the seven oil and gas permits of our property in Quebec. Talisman has committed to drilling one well of at least 750 meters deep.

Talisman has now informed us that it will be drilling the test well in June 2006. Results are expected in July 2006.

The Company will be working on the three remaining oil and gas permits (121,200 acres) which have to date 20 outlined shallow gas targets of which two have been drilled with gas discoveries. To date we have not yet done any seismic survey orientated to possible deep gas targets on these three permits.

Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for the Company.

The closing of the sale of the Sibuyan nickel property is delayed due to permitting issues. Altai Philippines Mining Corporation informed us that the transaction is expected to close in early August 2006. The Negros Island sulfur property is under option to Crew Gold Corporation which has an option to buy our interest for US$750,000 on or before January 2007 and for US$1 million thereafter. We do not know their intent at present. If funds are generated through the sale of assets in the Philippines, we intend to deploy part of the proceeds to advance the Lahuy gold project (high grade narrow vein deposits as well as possible open pittable low grade gold deposits) and the Bulan gold project, a grass-root gold project with considerable tonnage potential.

I take this opportunity to thank our consultants, directors and shareholders and express my belief that 2006 will be a better year for your Company.

On behalf of the Board



Niyazi Kacira
President and CEO

April 20, 2006

ALTAI RESOURCES INC.

AUDITED CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2005

	2005 $	2004 $
ASSETS		
Current		
Cash	79,258	51,173
Marketable securities	16,463	32,018
Accounts receivable	1,167	379
Prepaid expenses	1,500	–
	98,388	83,570
Note receivable	546,903	546,903
Investment in subsidiaries	597,086	615,740
Interests in mining properties	1,009,946	1,011,499
Natural gas interests	1,484,529	1,434,505
Investment in technology project	1	1
Capital assets	1,280	–
Total Assets	3,738,133	3,692,218
LIABILITIES		
Current		
Accounts payable	6,018	12,698
Loan from officer	–	35,000
Current portion of consulting charge payable	35,100	35,100
	41,118	82,798
Consulting charge payable	105,300	140,400
	146,418	223,198
SHAREHOLDERS' EQUITY		
Share capital Issued and outstanding – 25,053,554 common shares (2004 – 24,133,554 common shares)	9,348,336	9,279,232
Contributed surplus	95,950	69,950
Deficit	(5,852,571)	(5,880,162)
	3,591,715	3,469,020
Total liabilities and shareholders' equity	3,738,133	3,692,218

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

	2005 $	2004 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	4,340	4,647
Gain on sale of marketable securities	56,416	–
	60,756	4,647
Expenses		
Administrative expenses	46,859	233,253
Stock-based compensation cost	32,000	14,400
Abandonment and write off	–	710
Expenses (Continued)		
Prospecting and general	534	396
Amortization	427	–
	79,820	248,759
Net loss before share of net earnings of equity investment	(19,064)	(244,112)
Share of net earnings of equity investment	17,759	25,661
Net loss before income taxes	(1,305)	(244,112)
Future income tax recoverable	28,896	25,661
Net income (loss)	27,591	(218,451)
Net income (loss) per share – basic and fully diluted	0.001	(0.009)

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005

	2005 $	2004 $
Operating activities		
Net loss	27,591	(218,451)
Items not affecting cash		
Share of net earnings of equity investment	(17,759)	(25,661)
Stock-based compensation cost	32,000	14,400
Abandonment and write off	–	710
Amortization	427	–
Gain on sale of marketable securities	(56,416)	–
Decrease (increase) in accounts receivable	(788)	1,238
Increase in prepaid expenses	(1,500)	–
Increase (decrease) in loan from officer	(35,000)	35,000
Decrease in accounts payable	(6,679)	(26,276)
Increase (decrease) in consulting charge payable	(35,100)	175,500
Cash used in operating activities	(93,224)	(43,540)
Investing activities		
Deferred exploration expenditures	1,553	(4,999)
Proceeds on sale of marketable securities	71,971	–
Natural gas interests	(50,024)	9,740
Investment in subsidiaries	36,412	39,059
Purchase of capital assets	(1,707)	–
Cash provided by investing activities	58,205	43,800
Financing activities		
Issue of shares	92,000	24,000
Tax benefits renounced – flow-through shares	(28,896)	–
Cash provided by financing activities	63,104	24,000
Change in cash	28,085	24,260
Cash, beginning of year	51,173	26,913
Cash, end of year	79,258	51,173

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2005 **Dated March 30, 2006**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2005 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property of 3 claims of 120 hectares (300 acres) and the 54.12% owned (as at December 31, 2005) Sorel-Trois Rivieres natural gas property (formerly known as the Lac St. Pierre and Sorel natural gas properties) of 7 oil and gas permits of 123,155 hectares (304,316 acres) were maintained in good standing in 2005.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) (1) In July 2005, the Company and its joint venture partner in its Sorel-Trois Rivieres natural gas property, Petro St-Pierre Inc. ("PSP"), signed an agreement with Talisman Energy Canada ("Talisman") of Calgary, Alberta re a portion of their seven oil and gas permits in the property. The agreement involves four permits and a fraction of a fifth one aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands").

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman has committed to drilling one well by May 2006, while the other wells are optional. The option extends to April 2010. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. As at December 31, 2005 and to date, Talisman has not yet earned equity interest in any of the Farmout permits.

Altai is pleased with the involvement of Talisman which has not only the means but more importantly the know-how to bring the Farmout Lands to a successful conclusion if nature cooperates and there is a discovery.

(2) According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

(3) The Company is pleased to report on some opinions expressed by others in presentations made at the Quebec Exploration 2005 Conference held in Quebec City in late November 2005 re the Farmout Lands.

Dr. Robert Theriault of the Hydrocarbons Branch, Quebec Ministry of Natural Resources, compared Altai's deep collapse structure (referred to by him as a "sag") at the top of the Trenton Formation to the Albion-Scipio oil and gas field ("Albion-Scipio") in the State of Michigan, USA. Albion-Scipio, also in the Trenton Formation, has produced to date over 130 million barrels of oil (290 million barrels of original oil in place) and 200 BCF (billion cubic feet) of natural gas since the start of its production in the late 1950's. Dr. Theriault pointed out that the sag zone of 34 kilometers outlined in Altai's permits mentioned in the press release of Altai dated June 2, 2003 may extend for approximately another 20 kilometers towards the SW, all in Altai's permits, making its physical size similar to that of Albion-Scipio. He pointed out the similarity of the seismic cross section of Altai's target with that of Albion-Scipio.

Mr. Robert Bonnar, Exploration Manager, Eastern North America of Talisman Energy, also compared Altai's deep target to Albion-Scipio and pointed out that the cap rock (the seal to keep the hydrocarbons, if any, in the trap) appears to be unbroken based on seismic data.

ii) Altai and PSP's remaining three oil and gas permits aggregating to 49,058 hectares (about 121,200 acres) are under Lake St. Pierre and on the Sorel Islands. To date one third of the three permits have been covered by seismic surveys all orientated to shallow gas targets (150 meters or less) in Pleistocene deposits. According to the independent consultant, the 20 outlined shallow gas targets (two have been drilled with gas discoveries) may contain 29 BCF of gas of which 12 BCF may be recoverable. To date, no seismic survey orientated to possible deep targets has been carried out on these permits.

iii) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

i) As at December 31, 2005 and to date, the option agreement that Altai Philippines (of which the Company owns 40% equity interest and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest) signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, Philippines, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) As at December 31, 2005 and to date, Crew Gold Corporation, through its wholly owned subsidiary, Crew Minerals Philippines Inc., has not yet put the Negros Island sulfur property that it has optioned from Altai Philippines, into production.

OUTLOOK FOR 2006 AND BEYOND

The Company has currently adequate cash and marketable securities to fund its administrative expenses and to pay its contractual obligations to the end of 2007. Any future major expenditures on the exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel–cobalt property or Crew Gold Corporation exercising its option to purchase Altai Philippines' net profit interest in the Negros Island sulfur property.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Exploring and developing the shallow gas reservoirs of the Sorel-Trois Rivieres natural gas property;
2. Completion of the sale of the Sibuyan lateritic nickel-cobalt property in the Philippines;
3. Sale of Ticao limestone-shale property in the Philippines; and
4. Acquisition of a new property – base metals, gold or uranium.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

a) For the year of 2005, the Company had a net income of $27,591 including its share ($17,759) of the net income of equity investment in Altai Philippines. The net income was mainly due to the gain of approximately $56,000 in the sale of some marketable securities and the recognition of $29,000 future income tax recoverable re flow-through shares offset by the stock-based compensation cost of $32,000 and the relatively low administration expenses of $47,000.

b) During the year, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, the administration expenses, repayment of a loan from an officer and the first instalment payment of a long term consulting charge payable, came from the receipt in January 2005 of Altai's share of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, a flow-through private placement of $80,000 made by an accredited investor, the exercise of stock options and option payment by Talisman Energy Canada pursuant to the Farmout Agreement re the four oil and gas permits in Quebec.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2005 to date compared to 2004 year end.

SELECTED ANNUAL INFORMATION

	December 31, 2005 $	December 31, 2004 $	December 31, 2003 $
Total revenue	60,756	4,647	62, 736
Net income (loss)	27,591	(218,451)	(80,574)
Income (loss) per share (Basic and Diluted)	0.001	(0.009)*	(0.003)*
Total assets	3,738,133	3,692,218	3,688,045
Long term debt	105,300	140,400	Nil
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	24,850,047	24,065,275	23,703,444
Diluted (including share options)	25,723,047	25,408,275	25,346,444

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2005	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	1,068	1,025	938	57,725
Net income (loss)	39,195	(43,300)	(15,884)	47,580
Net income (loss) per share (Basic and Diluted)	0.002	(0.002)*	(0.001)*	0.002
Weighted average number of shares				
Basic	24,850,047	24.850,047	24,802,047	24,802,047
Diluted (including share options)	25,723,047	25,723,047	25,595,047	26,145,047

	Three Months Ended			
2004	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	1,217	1,199	1,181	1,050
Net loss	(147,923)	(15,513)	(43,076)	(11,939)
Net loss per share (Basic and Diluted*)	(0.006)	(0.001)	(0.002)	(0.000)
Weighted average number of shares				
Basic	24,065,275	24,065,275	24,065,275	24,014,865
Diluted (including share options)	25,408,275	25,408,275	25,608,275	25,507,865

* Due to the loss in 2003, 2004 and the second and third quarters of 2005, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

There is a three year office rental lease expiring August 31, 2007. The total obligation for 2006 is $18,000.

RELATED PARTY TRANSACTIONS

1. The non-interest bearing loan of $35,000 made by an officer in late 2004 and repayable on demand by the officer had been repaid in March 2005.

2. Consulting services were provided by the two officers of the Company (one effective June 16, 2005). Fees for such services amounted to $23,613 in 2005 compared to $184,005 in 2004.

3. The first instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an ex-officer of the Company (who had been reappointed an officer of the Company on June 16, 2005) per agreement signed in 2004, had been paid in 2005.

4. The contingent liability of the Company to an officer of the Company for consulting fees of approximately $450,000 resulted from voluntary reductions from consulting fees payable to July 31, 2004 in accordance with the terms of the consulting agreement had been cancelled in 2005 with the officer's renunciation of the said claim.

OUTSTANDING SHARES

As of March 30, 2006, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	25,053,554	25,053,554
Share options	873,000	873,000
Common shares fully diluted	25,926,554	25,926,554

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501,Toronto, Ontario, Canada M4A 1W9 Tel: (416) 383-1328
Fax: (416) 383-1686 Email: altai@arex.com Website: http://www.altairesources.com

FINANCIAL STATEMENTS REQUEST – 2006

To Registered and Beneficial Shareholders

Rather than receiving annual and interim financial statements and the related Management's Discussion and Analysis (MD&A) by mail, shareholders may choose to access these reports at www.altairesources.com. Under securities regulations, holders may elect annually to receive annual and/or interim financial statements by mail by completing and returning this form to the address noted below.

If you do not mark the box(es) below and do not return this form completed to the address noted below by mail or by fax to (416) 383-1686, then it will be deemed that you DO NOT want to receive the financial statements. *If you wish to receive electronic notification of the availability and/or release of financial statements material information, please read and sign the consent below and provide your email address below.

SHAREHOLDER NAME: ______________________________ (Please print)

ADDRESS: ______________________________

____

PROVINCE/STATE : ______________ POSTAL/ZIP CODE : ______________ COUNTRY : ______________

TELEPHONE : ______________________ FAX : ______________________

EMAIL*: ______________________________

DATE : ______________________ SIGNATURE : ______________________

1) Mark this box if you would like to receive Interim Financial Statements and related MD&A by mail. ☐
2) Mark this box if you would like to receive Annual Financial Statements and related MD&A by mail. ☐
3) Mark the appropriate box(es) if you wish to receive electronic notification of the availability and/or release of financial statements material information after reading and signing the following consent and providing your email address above.

   Interim Financial Statements and related MD&A ☐ Annual Financial Statements and related MD&A ☐

Please return to:

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive, by email, notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.
2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format.
3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any financial statements document delivered electronically if I contact the deliverer by telephone (416-383-1328), by fax (416-383-1686), by email (altai@arex.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9).
4. For Altai Resources Inc., the financial statements documents will be maintained for a minimum of 6 months from the date of posting to the web site.
5. I understand that I will be provided with a paper copy of the financial statements document intended to be delivered electronically, if electronic delivery fails.
6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which financial statements documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-383-1328), by fax (416-383-1686), by email (altai@arex.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9).
7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

____

SIGNATURE OF SHAREHOLDER

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2005 RECEIVED **Dated March 30, 2006**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2005 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property of 3 claims of 120 hectares (300 acres) and the 54.12% owned (as at December 31, 2005) Sorel-Trois Rivieres natural gas property (formerly known as the Lac St. Pierre and Sorel natural gas properties) of 7 oil and gas permits of 123,155 hectares (304,316 acres) were maintained in good standing in 2005.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) (1) In July 2005, the Company and its joint venture partner in its Sorel-Trois Rivieres natural gas property, Petro St-Pierre Inc. ("PSP"), signed an agreement with Talisman Energy Canada ("Talisman") of Calgary, Alberta re a portion of their seven oil and gas permits in the property. The agreement involves four permits and a fraction of a fifth one aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands").

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman has committed to drilling one well by May 2006, while the other wells are optional. The option extends to April 2010. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. As at December 31, 2005 and to date, Talisman has not yet earned equity interest in any of the Farmout permits.

Altai is pleased with the involvement of Talisman which has not only the means but more importantly the know-how to bring the Farmout Lands to a successful conclusion if nature cooperates and there is a discovery.

(2) According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

(3) The Company is pleased to report on some opinions expressed by others in presentations made at the Quebec Exploration 2005 Conference held in Quebec City in late November 2005 re the Farmout Lands.

Dr. Robert Theriault of the Hydrocarbons Branch, Quebec Ministry of Natural Resources, compared Altai's deep collapse structure (referred to by him as a "sag") at the top of the Trenton Formation to the Albion-Scipio oil and gas field ("Albion-Scipio") in the State of Michigan, USA. Albion-Scipio, also in the Trenton Formation, has produced to date over 130 million barrels of oil (290 million barrels of original oil in place) and 200 BCF (billion cubic feet) of natural gas since the start of its production in the late 1950's. Dr. Theriault pointed out that the sag zone of 34 kilometers outlined in Altai's permits mentioned in the press release of Altai dated June 2, 2003 may extend for approximately another 20 kilometers towards the SW, all in Altai's permits, making its physical size similar to that of Albion-Scipio. He pointed out the similarity of the seismic cross section of Altai's target with that of Albion-Scipio.

Mr. Robert Bonnar, Exploration Manager, Eastern North America of Talisman Energy, also compared Altai's deep target to Albion-Scipio and pointed out that the cap rock (the seal to keep the hydrocarbons, if any, in the trap) appears to be unbroken based on seismic data.

ii) Altai and PSP's remaining three oil and gas permits aggregating to 49,058 hectares (about 121,200 acres) are under Lake St. Pierre and on the Sorel Islands. To date one third of the three permits have been covered by seismic surveys all orientated to shallow gas targets (150 meters or less) in Pleistocene deposits. According to the independent consultant, the 20 outlined shallow gas targets (two have been drilled with gas discoveries) may contain 29 BCF of gas of which 12 BCF may be recoverable. To date, no seismic survey orientated to possible deep targets has been carried out on these permits.

iii) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

i) As at December 31, 2005 and to date, the option agreement that Altai Philippines (of which the Company owns 40% equity interest and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest) signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, Philippines, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) As at December 31, 2005 and to date, Crew Gold Corporation, through its wholly owned subsidiary, Crew Minerals Philippines Inc., has not yet put the Negros Island sulfur property that it has optioned from Altai Philippines, into production.

OUTLOOK FOR 2006 AND BEYOND

The Company has currently adequate cash and marketable securities to fund its administrative expenses and to pay its contractual obligations to the end of 2007. Any future major expenditures on the exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel–cobalt property or Crew Gold Corporation exercising its option to purchase Altai Philippines' net profit interest in the Negros Island sulfur property.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Exploring and developing the shallow gas reservoirs of the Sorel-Trois Rivieres natural gas property;
2. Completion of the sale of the Sibuyan lateritic nickel-cobalt property in the Philippines;
3. Sale of Ticao limestone-shale property in the Philippines; and
4. Acquisition of a new property – base metals, gold or uranium.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

a) For the year of 2005, the Company had a net income of $27,591 including its share ($17,759) of the net income of equity investment in Altai Philippines. The net income was mainly due to the gain of approximately $56,000 in the sale of some marketable securities and the recognition of $29,000 future income tax recoverable re flow-through shares offset by the stock-based compensation cost of $32,000 and the relatively low administration expenses of $47,000.

b) During the year, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, the administration expenses, repayment of a loan from an officer and the first instalment payment of a long term consulting charge payable, came from the receipt in January 2005 of Altai's share of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, a flow-through private placement of $80,000 made by an accredited investor, the exercise of stock options and option payment by Talisman Energy Canada pursuant to the Farmout Agreement re the four oil and gas permits in Quebec.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2005 to date compared to 2004 year end.

SELECTED ANNUAL INFORMATION

	December 31, 2005	December 31, 2004	December 31, 2003
	$	$	$
Total revenue	60,756	4,647	62, 736
Net income (loss)	27,591	(218,451)	(80,574)
Income (loss) per share (Basic and Diluted)	0.001	(0.009)*	(0.003)*
Total assets	3,738,133	3,692,218	3,688,045
Long term debt	105,300	140,400	Nil
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	24,850,047	24,065,275	23,703,444
Diluted (including share options)	25,723,047	25,408,275	25,346,444

SUMMARY OF QUARTERLY RESULTS

2005	Three Months Ended December 31 $	 September 30 $	 June 30 $	 March 31 $
Revenue	1,068	1,025	938	57,725
Net income (loss)	39,195	(43,300)	(15,884)	47,580
Net income (loss) per share (Basic and Diluted)	0.002	(0.002)*	(0.001)*	0.002
Weighted average number of shares				
Basic	24,850,047	24.850,047	24,802,047	24,802,047
Diluted (including share options)	25,723,047	25,723,047	25,595,047	26,145,047

2004	Three Months Ended December 31 $	 September 30 $	 June 30 $	 March 31 $
Revenue	1,217	1,199	1,181	1,050
Net loss	(147,923)	(15,513)	(43,076)	(11,939)
Net loss per share (Basic and Diluted*)	(0.006)	(0.001)	(0.002)	(0.000)
Weighted average number of shares				
Basic	24,065,275	24,065,275	24,065,275	24,014,865
Diluted (including share options)	25,408,275	25,408,275	25,608,275	25,507,865

* Due to the loss in 2003, 2004 and the second and third quarters of 2005, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

There is a three year office rental lease expiring August 31, 2007. The total obligation for 2006 is $18,000.

RELATED PARTY TRANSACTIONS

1. The non-interest bearing loan of $35,000 made by an officer in late 2004 and repayable on demand by the officer had been repaid in March 2005.

2. Consulting services were provided by the two officers of the Company (one effective June 16, 2005). Fees for such services amounted to $23,613 in 2005 compared to $184,005 in 2004.

3. The first instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an ex-officer of the Company (who had been reappointed an officer of the Company on June 16, 2005) per agreement signed in 2004, had been paid in 2005.

4. The contingent liability of the Company to an officer of the Company for consulting fees of approximately $450,000 resulted from voluntary reductions from consulting fees payable to July 31, 2004 in accordance with the terms of the consulting agreement had been cancelled in 2005 with the officer's renunciation of the said claim.

OUTSTANDING SHARES

As of March 30, 2006, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	25,053,554	25,053,554
Share options	873,000	873,000
Common shares fully diluted	25,926,554	25,926,554

FEE RULE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Altai Resources Inc.

Fiscal year end date used to calculate capitalization: December 31, 2005

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer's most recent financial year end — 25,053,554 (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11 (a)(ii)(A) and (B) of the Rule) — $0.05 (ii)

Market value of class or series — (i) X (ii) = $1,252,678.00 (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) — ______ (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) — ______ (C)

(Repeat for each class or series of securities) — ______ (D)

Capitalization
(Add market value of all classes and series of securities) — (A) + (B) + (C) + (D) = $1,252,678.00

Participation Fee — $ 600.00
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = ______

Late Fee, if applicable
(As determined under section 2.5 of the Rule) — N.A.

Form 52-109FT1

Certification of Annual Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 26, 2006

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109FT1

Certification of Annual Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 26, 2006

"Maria Au"

Signature
Secretary-Treasurer

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2006
(PREPARED BY MANAGEMENT)

	March 31, 2006 (UNAUDITED) $	December 31, 2005 (AUDITED) $
ASSETS		
Current		
Cash	58,263	79,258
Marketable securities (Note 2)	16,463	16,463
Accounts receivable	1,695	1,167
Prepaid expenses	1,500	1,500
	77,921	98,388
Note receivable (Note 3)	546,903	546,903
Investment in subsidiaries (Note 3)	562,078	597,086
Interests in mining properties (Note 4)	1,009,946	1,009,946
Natural gas interests (Note 5)	1,499,179	1,484,529
Investment in technology project	1	1
Capital assets	1,138	1,280
Total Assets	3,697,166	3,738,133
LIABILITIES		
Current		
Accounts payable	12,068	6,018
Current portion of consulting charge payable	35,100	35,100
	47,168	41,118
Consulting charge payable	70,200	105,300
	117,368	146,418
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	9,348,336	9,348,336
Contributed surplus	95,950	95,950
Deficit	(5,864,488)	(5,852,571)
	3,579,798	3,591,715
Total liabilities and shareholders' equity	3,697,166	3,738,133

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

	March 31, 2006 $	March 31, 2005 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	1,177	1,309
Gain on sale of marketable securities	–	56,416
	1,177	57,725
Expenses		
Administrative expenses	12,599	9,638
Prospecting and general	53	227
Amortization	142	–
	12,794	9,865
Net income (loss) before share of net earnings (loss) of equity investment	(11,617)	47,860
Share of net earnings (loss) of equity investment	(300)	(280)
Net earnings (loss)	(11,917)	47,580
Net earnings (loss) per share – basic and fully diluted (Note 7)	(0.000)	0.002
CONSOLIDATED DEFICIT		
Balance, beginning of period	(5,852,571)	(5,880,162)
Net earnings (loss)	(11,917)	47,580
Balance, end of period	(5,864,488)	(5,832,582)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

	March 31, 2006 $	March 31, 2005 $
Operating activities		
Net earnings (loss)	(11,917)	47,580
Items not affecting cash		
Share of net earnings of equity investment	300	280
Amortization	142	–
Gain on sale of marketable securities	–	(56,416)
Decrease (increase) in accounts receivable	(528)	(6,607)
(Decrease) increase in loan from officer	–	(35,000)
Decrease (increase) in accounts payable	6,050	21,996
Increase in consulting charge payable	(35,100)	(35,100)
Cash used in operating activities	(41,053)	(63,267)
Investing activities		
Proceeds on sale of marketable securities	–	71,971
Natural gas interests	(14,650)	(52,431)
Investment in subsidiaries	34,708	36,560
Cash provided by (used in) investing activities	20,058	56,100
Financing activities		
Issue of shares	–	80,000
Cash provided by financing activities	–	80,000
Change in cash	(20,995)	72,833
Cash, beginning of period	79,258	51,173
Cash, end of period	58,263	124,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at March 31, 2006 had a market value of $106,765 (December 31, 2005–$101,825).

3. Investment in subsidiaries

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at March 31, 2006 and to date, Crew has not yet put the property into production.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at March 31, 2006 and to date, the MPSA application has not yet been approved.

4. Interest in mining properties

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Malartic Township, Quebec			
Property	283,711	–	283,711
Expenditure	726,235	–	726,235
	1,009,946	–	1,009,946

The Company has 50% working interest in the Malartic Township Gold property of 3 claims of 120 hectares (300 acres).

5. **Natural gas interests**

	Balance, Beginning of Year	Expenditure	Balance, End of Period
	$	$	$
Sorel-Trois Rivieres property, Quebec (formerly known as Lac St. Pierre and Sorel properties)			
Expenditure	1,484,529	14,650	1,499,179

The Company has 54.12% working interest (as at December 31, 2005) in the Sorel-Trois Rivieres natural gas property of seven oil and gas permits of 123,155 hectares (304,316 acres).

The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in its Sorel-Trois Rivieres property, Petro St-Pierre Inc. ("PSP"), involves four oil and gas permits aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property.

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman has committed to drilling one well by May 2006, while the other wells are optional. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. As at March 31, 2006 and to date, Talisman has not yet earned equity interest in any of the Farmout permits.

6. **Share capital and options**

Share Capital

Authorized

An unlimited number of common shares of no par value.

Issued	**No. of shares**	**Amount**
		$
Issued at December 31, 2005 and March 31, 2006	25,053,554	9,348,336

At March 31, 2006, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At March 31, 2006, there were 850,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2005:

		Options outstanding
	Number of shares	**Weighted average exercise price**
		$
Balance at December 31, 2005 and March 31, 2006	873,000	0.121

The following table summarizes outstanding share options at March 31, 2006:

Number of share options outstanding			**Expiry date**	**Weighted average Exercise price**
Exercisable	**Unexercisable**	**Total**		$
463,000	–	463,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
200,000	–	200,000	June 17, 2009	0.140

200,000	–	200,000	August 17, 2010	0.150
873,000	–	873,000		0.121

b) **Accounting for stock-based compensation cost**

Since 2004, the Company has adopted retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" which requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. For the three months ended March 31, 2005, no stock-based compensation cost had been incurred.

7. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	March 31, 2006 $	March 31, 2005 $
Numerator		
Net earnings (loss) for the period – basic and diluted	(11,917)	47,580
Denominator		
Weighted average number of shares – basic	25,053,554	24,802,047
Effect of dilutive shares		
Stock options	873,000	1,343,000
Weighted average number of shares – diluted	25,926,554	26,145,047
Basic and diluted net earnings (loss) per share	(0.000)	0.002

Due to the loss in the three months ended March 31, 2006, no diluted net loss per share is provided as the inclusion of outstanding stock options would be anti-dilutive.

8. Related Party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $9,000. These fees have been allocated to administrative expenses ($550) and resource properties ($8,450).

b) The second instalment ($35,100) of the consulting charge payable in 5 equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2006.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE THREE MONTHS ENDED MARCH 31, 2006 **Dated April 18, 2006**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the three months ended March 31, 2006 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2005 ("2005 Annual MD&A") dated March 30, 2006 are relevant for the quarter under review and therefore readers are advised to read this with the 2005 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property of 3 claims of 120 hectares (300 acres) and the 54.12% owned (as at December 31, 2005) Sorel-Trois Rivieres natural gas property (formerly known as the Lac St. Pierre and Sorel natural gas properties) of 7 oil and gas permits of 123,155 hectares (304,316 acres) were maintained in good standing as at March 31, 2006 and to date.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in its Sorel-Trois Rivieres natural gas property, Petro St-Pierre Inc. ("PSP"), involves four permits aggregating to approximately 74,250 hectares (183,500 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property.

   Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman has now informed the Company that it will be drilling the first well in June 2006. The option extends to April 2010. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. As at March 31, 2006 and to date, Talisman has not yet earned equity interest in any of the Farmout permits.

ii) Altai and PSP's remaining three oil and gas permits aggregating to 49,058 hectares (about 121,200 acres) are under Lake St. Pierre and on the Sorel Islands. To date one third of the three permits have been covered by seismic surveys all orientated to shallow gas targets (150 meters or less) in Pleistocene deposits. According to the independent consultant, the 20 outlined shallow gas targets (two have been drilled with gas discoveries) may contain 29 BCF of gas of which 12 BCF may be recoverable. To date, no seismic survey orientated to possible deep targets has been carried out on these permits.

iii) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

i) As at March 31, 2006 and to date, the option agreement that Altai Philippines (of which the Company owns 40% equity interest and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest) signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, Philippines, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) As at March 31, 2006 and to date, Crew Gold Corporation, through its wholly owned subsidiary, Crew Minerals Philippines Inc., has not yet put the Negros Island sulfur property that it has optioned from Altai Philippines, into production.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In the three months ended March 31, 2006, the Company incurred a loss of $11,917 including its share ($300) of the net loss of equity investment in Altai Philippines.

During the three months, the major source of funding for its exploration work in the Sorel-Trois Rivieres natural gas property and administrative expenses came from the receipt in January 2006 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines.

The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2006 to date compared to 2005 year end.

OUTSTANDING SHARES

As of April 18, 2006, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	25,056,554	25,055,798
Share options	870,000	870,000
Common shares fully diluted	25,926,554	25,925,798

Form 52-109FT2

Certification of Interim Filings

I, **Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc.**, certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 26, 2006

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings

I, **Maria Au, the Secretary-Treasurer of Altai Resources Inc.**, certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 26, 2006

"Maria Au"

Signature
Secretary-Treasurer